Management Report

7 Generation Games Inc
For the period ended December 31, 2023

Prepared by
Jacqueline De Leon

Prepared on
January 3, 2024

Table of Contents

Statement of Assets, Equity & Liabilities - Income Tax Basis

As of December 31, 2023

		Total
	As of Dec 31, 2023	As of Dec 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Business Checking	141,716.31	190,056.26
Bill.com Money Out Clearing	-2,500.00	0.00
Total Bank Accounts	**139,216.31**	**190,056.26**
Accounts Receivable		
Accounts Receivable	0.00	0.00
Total Accounts Receivable	**0.00**	**0.00**
Other Current Assets		
Undeposited Funds	0.00	0.00
Employee Advances	0.00	0.00
Due from Shareholder	0.00	0.00
Due to/from The Julia Group	0.00	0.00
Petty Cash	0.00	0.00
Rent Deposit	0.00	0.00
Total Other Current Assets	**0.00**	**0.00**
Total Current Assets	**139,216.31**	**190,056.26**
Fixed Assets		
Furniture and Equipment	593.13	593.13
Accumulated Depreciation	-6,554.43	-6,554.43
Computer Equipment	5,961.30	5,961.30
Startup Expenses	2,750.00	2,750.00
Accum Amort	-2,750.00	-2,750.00
Total Startup Expenses	**0.00**	**0.00**
Total Fixed Assets	**0.00**	**0.00**
TOTAL ASSETS	**$139,216.31**	**$190,056.26**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	0.00	0.00
Total Accounts Payable	**0.00**	**0.00**
Credit Cards		
Capital One CC xxxx6081	0.00	0.00
Total Credit Cards	**0.00**	**0.00**
Other Current Liabilities		
Direct Deposit Liabilities	0.00	0.00
Payroll Clearing	0.00	0.00
Payroll Liabilities	0.00	-4,713.38
FICA	1,491.39	3,101.17
FUTA	354.39	345.14

	As of Dec 31, 2023	**As of Dec 31, 2022 (PY)**
MN State tax withholding	508.23	926.49
MN Unemployment	23.00	21.02
Health Insurance	148.71	3,637.31
Employee paid (pre-tax)	99.14	
CA PIT / SDI	0.00	
CA State disability	0.00	0.00
CA State tax withholding	0.00	0.00
CA State Unemployment	0.00	0.00
CA SUI / ETT	0.00	
Empl Training Tax	0.00	0.00
Fed withholding	0.00	0.00
Federal Taxes (941/944)	0.00	
Federal Unemployment (940)	0.00	
IL State tax withholding	0.00	0.00
IL State Unemployment	0.00	0.00
LA Unemployment	0.00	0.00
LA withholding	0.00	0.00
MD Unemployment	0.00	0.00
MD Withholding	0.00	-12.37
MN Income Tax	293.26	
MN Unemployment Taxes	63.25	
SD Unemployment	0.00	-262.50
UT tax w/h	0.00	0.00
UT Unemployment	0.00	0.00
WA Unemployment	0.00	-813.97
Total Payroll Liabilities	**2,981.37**	**2,228.91**
CA Department of Revenue Payable	0.00	0.00
CA State tax withholding	0.00	
Direct Deposit Payable	0.00	
Forgivable Loan-Grant	0.00	
MN Department of Revenue Payable	0.00	0.00
Total Other Current Liabilities	**2,981.37**	**2,228.91**
Total Current Liabilities	**2,981.37**	**2,228.91**
Long-Term Liabilities		
Shareholder Loan	0.00	0.00
AnnMaria	0.00	0.00
Dennis	0.00	-71.41
Maria	0.00	3,665.31
Total Shareholder Loan	**0.00**	**3,593.90**
Convertible Note	0.00	360,000.00
Total Long-Term Liabilities	**0.00**	**363,593.90**
Total Liabilities	**2,981.37**	**365,822.81**
Equity		
Opening Balance Equity	0.00	0.00

	Total	
	As of Dec 31, 2023	**As of Dec 31, 2022 (PY)**
Shareholder Distributions	-12,840.52	-12,840.52
Retained Earnings	-268,173.16	-415,130.74
Additional Paid in Capital	0.00	0.00
Shareholder Investment	582,719.63	50,747.13
Accelerated Fund	20,000.00	20,000.00
AnnMaria	25,000.00	29,000.00
Maria Ortiz	5,500.00	5,500.00
Total Shareholder Investment	**633,219.63**	**105,247.13**
Net Income	-215,971.01	146,957.58
Total Equity	**136,234.94**	**-175,766.55**
TOTAL LIABILITIES AND EQUITY	**$139,216.31**	**$190,056.26**

Statement of Income and Expenses - Income Tax Basis

January - December 2023

	Jan - Dec 2023	Total Jan - Dec 2022 (PY)
INCOME		
Sales	3,409.47	48,480.26
Contract Income	26,225.00	10,899.90
Grant Income	122,500.01	
NewSchools Venture Fund		250,000.00
USDA Income		385,000.00
Total Income	**152,134.48**	**694,380.16**
GROSS PROFIT	**152,134.48**	**694,380.16**
EXPENSES		
Advertising and Promotion	1,121.74	1,260.39
Automobile Expense	103.68	482.22
Bank Service Charges	105.33	160.86
Computer, Internet, & Software Expenses	9,666.63	14,421.59
Insurance Expense		
Work Comp	585.00	1,349.00
Total Insurance Expense	**585.00**	**1,349.00**
Interest Expense		41.04
Meals and Entertainment	1,798.76	3,825.83
Office Expenses	111.00	
Postage	47.54	102.21
Supplies	2,590.36	7,315.37
Total Office Expenses	**2,748.90**	**7,417.58**
Payroll Expenses		
Wages	141,166.68	198,210.03
Payroll Taxes	35,237.11	30,040.99
Payroll Reimbursements	1,087.28	5,723.22
Officer Wages	109,900.00	169,316.00
Health Insurance	10,814.51	19,570.57
LA Unemployment		59.75
MD Unemployment		8.32
Taxes	0.00	
Total Payroll Expenses	**298,205.58**	**422,928.88**
Professional Fees	755.00	8,700.00
Accounting	9,447.00	7,988.00
Legal	2,030.93	1,243.07
Total Professional Fees	**12,232.93**	**17,931.07**
Rent Expense	11,270.00	10,395.59
Telephone Expense	5,577.23	6,068.81
Charitable Contribution	408.62	4,250.00
Cleaning		420.00
Conference Expenses	2,016.97	6,462.41
Contract Services	7,788.47	14,516.79

	Total	
	Jan - Dec 2023	**Jan - Dec 2022 (PY)**
Dues and Subscriptions	751.43	8,600.49
Gifts		73.46
Internship Stipend	240.00	960.00
Mileage Reimbursement	703.24	
Parking	23.00	
Reimbursements	0.00	
Taxes, Licenses, and Fees	1,830.75	1,152.00
Teacher Stipends		5,800.00
Travel	2,144.01	2,530.97
Airfare	4,354.10	7,465.45
Hotel & Lodging	4,461.02	8,908.15
Total Travel	**10,959.13**	**18,904.57**
Total Expenses	**368,137.39**	**547,422.58**
NET OPERATING INCOME	**-216,002.91**	**146,957.58**
OTHER INCOME		
Other Income	31.90	
Total Other Income	**31.90**	**0.00**
NET OTHER INCOME	**31.90**	**0.00**
NET INCOME	**$ -215,971.01**	**$146,957.58**

Monthly Statement of Income and Expenses - Income Tax Basis

January - December 2023

	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total
INCOME													
Sales	145.98	291.09	203.92	569.18	365.39	234.36	279.01	270.98	354.78	265.28	239.12	190.38	3,409.47
Contract Income				13,062.50			13,162.50						26,225.00
Grant Income								22,500.01			50,000.00	50,000.00	122,500.01
Total Income	**145.98**	**291.09**	**203.92**	**13,631.68**	**365.39**	**234.36**	**13,441.51**	**22,770.99**	**354.78**	**265.28**	**50,239.12**	**50,190.38**	**152,134.48**
GROSS PROFIT	**145.98**	**291.09**	**203.92**	**13,631.68**	**365.39**	**234.36**	**13,441.51**	**22,770.99**	**354.78**	**265.28**	**50,239.12**	**50,190.38**	**152,134.48**
EXPENSES													
Advertising and Promotion	80.00	80.00	80.00	125.00	184.74	80.00	80.00	80.00	80.00	80.00	80.00	92.00	1,121.74
Automobile Expense		42.74		40.72					20.22				103.68
Bank Service Charges							101.83		3.50				105.33
Computer, Internet, & Software Expenses	2,007.20	1,136.04	459.45	482.84	521.61	466.00	504.01	540.51	851.28	1,112.07	675.18	910.44	9,666.63
Insurance Expense													0.00
Work Comp		181.00	51.00			362.00	-9.00						585.00
Total Insurance Expense		**181.00**	**51.00**			**362.00**	**-9.00**						**585.00**
Meals and Entertainment		1,044.32	8.51	356.67	88.24			41.86	100.20	39.93		119.03	1,798.76
Office Expenses										106.00		5.00	111.00
Postage				5.00						42.54			47.54
Supplies	685.32	587.35	17.67	36.41	193.89	18.43	81.94	635.54	152.64	30.93	119.31	30.93	2,590.36
Total Office Expenses	**685.32**	**587.35**	**17.67**	**41.41**	**193.89**	**18.43**	**81.94**	**635.54**	**152.64**	**179.47**	**119.31**	**35.93**	**2,748.90**
Payroll Expenses													0.00
Wages	12,694.75	8,430.92	8,430.92	14,392.63	3,661.54	3,709.54	5,028.23	13,850.80	18,191.54	17,761.54	15,533.13	19,481.14	141,166.68
Payroll Taxes	3,238.28	1,780.83	1,905.26	2,335.74	1,473.59	1,477.63	613.05	1,412.43	7,042.06	1,546.26	5,234.95	7,177.03	35,237.11
Payroll Reimbursements					125.43			716.16	96.69	149.00			1,087.28
Officer Wages	18,750.00	14,100.00	15,700.00	15,700.00	15,700.00	15,700.00	3,925.00	5,525.00	3,200.00	1,600.00			109,900.00
Health Insurance	-2,275.39	1,434.87	1,434.87	1,388.11	1,481.63	974.98	1,000.24	1,000.24	1,074.12	1,074.12	1,074.12	1,152.60	10,814.51
Taxes										0.00			0.00
Total Payroll Expenses	**32,407.64**	**25,746.62**	**27,471.05**	**33,816.48**	**22,442.19**	**21,862.15**	**10,566.52**	**22,504.63**	**29,604.41**	**22,130.92**	**21,842.20**	**27,810.77**	**298,205.58**
Professional Fees									755.00				755.00
Accounting	1,097.00	850.00	850.00	850.00	850.00	850.00	850.00	850.00	900.00	500.00	500.00	500.00	9,447.00
Legal		450.00		1,043.50	208.50			328.93					2,030.93
Total Professional Fees	**1,097.00**	**1,300.00**	**850.00**	**1,893.50**	**1,058.50**	**850.00**	**850.00**	**1,178.93**	**1,655.00**	**500.00**	**500.00**	**500.00**	**12,232.93**
Rent Expense	875.00	875.00	875.00	875.00	945.00	945.00	980.00	980.00	980.00	980.00	980.00	980.00	11,270.00
Telephone Expense	509.52	522.98	568.53	500.61	478.33	473.82	401.80	468.10	413.71	436.41	481.07	322.35	5,577.23
Charitable Contribution				408.62									408.62
Conference Expenses	150.00						650.00		99.80	798.17	319.00		2,016.97
Contract Services		1,500.00	1,500.00					-261.53	5,000.00		50.00		7,788.47
Dues and Subscriptions	40.00	40.00	40.00	40.00	104.20	25.00	25.00	25.00	28.00	170.39	91.73	122.11	751.43
Internship Stipend							80.00	160.00					240.00
Mileage Reimbursement		703.24											703.24
Parking									8.00		15.00		23.00
Reimbursements										0.00			0.00
Taxes, Licenses, and Fees				1,320.75		350.00			135.00		25.00		1,830.75
Travel		207.16	1.00	178.27	86.40	296.39	24.78	28.55	346.29	377.17	444.22	153.78	2,144.01
Airfare	1,045.60	872.80	940.60			417.80		959.60				117.70	4,354.10
Hotel & Lodging		1,350.28	158.34	848.84	723.63			124.36	1,394.62	599.44		-738.49	4,461.02
Total Travel	**1,045.60**	**2,430.24**	**1,099.94**	**1,027.11**	**810.03**	**714.19**	**24.78**	**1,112.51**	**1,740.91**	**976.61**	**444.22**	**-467.01**	**10,959.13**
Total Expenses	**38,897.28**	**36,189.53**	**33,021.15**	**40,928.71**	**26,826.73**	**26,146.59**	**14,336.88**	**27,465.55**	**40,872.67**	**27,403.97**	**25,622.71**	**30,425.62**	**368,137.39**
NET OPERATING INCOME	**-38,751.30**	**-35,898.44**	**-32,817.23**	**-27,297.03**	**-26,461.34**	**-25,912.23**	**-895.37**	**-4,694.56**	**-40,517.89**	**-27,138.69**	**24,616.41**	**19,764.76**	**-216,002.91**
OTHER INCOME													
Other Income		31.90											31.90
Total Other Income	**0.00**	**31.90**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**31.90**
NET OTHER INCOME	**0.00**	**31.90**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**	**31.90**
NET INCOME	**$ -38,751.30**	**$ -35,866.54**	**$ -32,817.23**	**$ -27,297.03**	**$ -26,461.34**	**$ -25,912.23**	**$ -895.37**	**$ -4,694.56**	**$ -40,517.89**	**$ -27,138.69**	**$24,616.41**	**$19,764.76**	**$ -215,971.01**